

March 26, 2013

Via E-mail
Philip B. Flynn
President and Chief Executive Officer
Associated Banc-Corp
1200 Hanson Road
Green Bay, WI 54304

> **Re:** **Associated Banc-Corp**
> **Form 10-K for**
> **Fiscal Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 001-34343**

Dear Mr. Flynn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

General

1. Noting the various discussions throughout the Form 10-K regarding your repurchase or reimbursement obligations for loans sold in the secondary market, please tell us and revise future filings to disclose your total exposure to sold loans subject to repurchase or reimbursement. Quantify the amount of loans put back to you for repurchase or reimbursement in each period presented, discuss how they were resolved (i.e., through repurchase, reimbursement or some other method) and provide a roll-forward of the related reserve.

<u>Loans, page 44</u>

2. Please tell us and revise future filings to disclose the long-term proportions of the referenced loan lines to the overall portfolio. Discuss how they have changed between periods and the factors that contributed to those changes.

3. Noting the diverse range of industries in which commercial and business loans are in, please tell us and revise future filings to specifically identify any concentrations in those industries. Consider the usefulness of identifying the industries and the related percentages of your commercial and business loans that each constitutes.

4. Please tell us and revise future filings to provide an expanded discussion of how you monitor credit risk on home equity loans and lines of credit, particularly where you do not own the first lien, and quantify the percentage of these loans for which you do not own the underlying first mortgage.

5. Please tell us and revise future filings to disclose whether your home equity loans and lines of credit are amortizing or balloon loans. Provide disclosures as to when these loans begin to amortize or balloon. A tabular format by vintage may be helpful.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3492 if you have questions regarding our comments..

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant